Contact:	Daniel C. Dunn
Chief Financial Officer
314/771-2400

Allied Healthcare Reports First Quarter Loss

ST. LOUIS, November 7, 2012 – Allied Healthcare Products, Inc., (NASDAQ: AHPI) reported a loss for the first quarter with sales that continue to be dampened by a restrained economy and uncertainties in U.S. healthcare markets about future national policy.

The net loss for the first quarter ending September 30 was about $411,000, or a negative 5 cents per share, versus a loss of about $145,000, or a negative 2 cents per share, for the previous year. Sales for the current quarter declined from about $11.4 million to about $9.3 million, or about 18.4 percent, from the previous year.

International orders increased strongly from the previous year, from about $2.4 million to about $2.7 million, or about 12.5 percent. However, about one-fourth of the order volume was not ordered for immediate shipment during the first quarter.

Allied also saw growth in sales from the introduction of its new CO2 absorbent Litholyme® product. Sales for CO2 absorbents increased by 29 percent over the previous year sales.

“We expect to see continued growth in Litholyme® sales throughout this fiscal year,” said Earl Refsland, Allied Healthcare Products president and chief executive officer.

Allied Healthcare Products manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care. Allied product lines include respiratory care products, medical gas equipment and emergency medical products. Allied products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical products dealers.

“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.” Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED)

	Three months ended September 30,
	2012	2011

Net sales	$9,287,091	$11,395,008
Cost of sales	7,308,116	8,988,991

Gross profit	1,978,975	2,406,017

Selling, general and administrative expenses	2,638,575	2,634,089

Loss from operations	(659,600)	(228,072)

Interest income	(4,226)	(8,994)
Interest expense	-	336
Other expense, net	7,581	14,405
	3,355	5,747

Loss before benefit from income taxes	(662,955)	(233,819)

Benefit from income taxes	(251,923)	(88,851)

Net loss	$(411,032)	$(144,968)

Basic and diluted loss per share	$(0.05)	$(0.02)

Weighted average common shares outstanding - basic and diluted	8,124,386	8,124,386

ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

	September 30, 2012	June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	$5,386,060	$5,284,543
Accounts receivable, net of allowances of $300,000	3,703,348	4,843,593
Inventories, net	10,341,123	10,001,226
Income tax receivable	301,944	46,042
Other current assets	658,107	400,677
Total current assets	20,390,582	20,576,081

Property, plant and equipment, net	9,581,008	9,603,556
Other assets, net	1,151,795	1,167,432
Total assets	$31,123,385	$31,347,069

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,834,952	$1,797,144
Other accrued liabilities	2,112,964	1,855,579
Deferred income taxes	798,392	802,961
Deferred revenue	-	114,700
Total current liabilities	4,746,308	4,570,384

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,427,878 shares issued at September 30, 2012 and June 30, 2012; 8,124,386 shares outstanding at September 30, 2012 and June 30, 2012	104,279	104,279
Additional paid-in capital	48,552,226	48,540,802
Accumulated deficit	(1,548,000)	(1,136,968)
Less treasury stock, at cost; 2,303,492 shares at September 30, 2012 and June 30, 2012	(20,731,428)	(20,731,428)
Total stockholders' equity	26,377,077	26,776,685
Total liabilities and stockholders' equity	$31,123,385	$31,347,069